EXHIBIT 12.1 TOYOTA MOTOR CREDIT CORPORATION CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended March 31,			Six Months Ended March 31,	Year Ended September 30,

	2004	2003	2002	2001	2000	1999

	(Dollars in millions) (Restated)

Consolidated income before equity in net loss of
subsidiary, provision for income taxes, and
cumulative effect of change in accounting
principle	$1,059	$144	$448	$62	$170	$243

Fixed charges:
Interest(1)	557	1,160	994	754	1,295	934
Portion of rent expense representative of the
interest factor (deemed to be one-third)	7	8	7	3	6	6

Interest associated with Toyota Credit Argentina
S.A.’s off-shore debt repaid by TMCC(2)	—	1	—	—	—	—

Total fixed charges	564	1,169	1,001	757	1,301	940

Earnings available for fixed charges	$1,623	$1,313	$1,449	$819	$1,471	$1,183

Ratio of earnings to fixed charges	2.88	1.13	1.45	1.09	1.13	1.26

(1)	Interest expense for fiscal 2004, 2003, 2002, and 2001 included net unrealized gains/(losses) associated with derivative fair value adjustments of $193 million, ($328) million, $39 million, and ($25) million, respectively. No such adjustments were recorded prior to fiscal 2001, as Statement of Financial Accounting Standards No. 133 was adopted effective October 1, 2000.

(2)	Toyota Motor Credit Corporation (“TMCC”) has guaranteed certain obligations of affiliates and subsidiaries as discussed in Note 16 - Commitments and Contingent Liabilities of the Consolidated Financial Statements. During fiscal 2003, TMCC performed under its guarantee of Toyota Credit Argentina S.A.’s outstanding off-shore debt and repaid $35 million of the outstanding balance and accrued interest thereon. During fiscal 2004, TMCC has not incurred any fixed charges in connection with such guarantees and no amounts have been included in any ratio of earnings to fixed charges.
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